Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
China Cord Blood Corporation:

We consent to the incorporation by reference in the registration statements (Nos. 333-168873, 333-183143 and 333-191121) on Form F-3, as amended, of China Cord Blood Corporation of our reports dated July 31, 2014, with respect to the consolidated balance sheets of China Cord Blood Corporation and its subsidiaries as of March 31, 2013 and 2014, and the related consolidated statements of comprehensive income, changes in equity, and cash flows  for each of the years in the three-year period ended March 31, 2014, and the effectiveness of internal control over financial reporting as of March 31, 2014, which reports appear in the March 31, 2014 annual report on Form 20-F of China Cord Blood Corporation.

/s/ KPMG

Hong Kong, China
July 31, 2014